Filed Pursuant to Rule 433
Dated July 25, 2016
Registration No. 333-203125

CAPITAL ONE FINANCIAL CORPORATION

$1,500,000,000 3.750% SUBORDINATED NOTES DUE 2026

Summary of Terms for Issuance

Issuer:	Capital One Financial Corporation

Security:	3.750% Subordinated Notes due 2026

Principal Amount:	US$1,500,000,000

Net Proceeds to Issuer (before expenses):	US$1,487,925,000

Ranking:	Unsecured and subordinated to the payment of the Issuer’s senior indebtedness, effectively subordinated to all of the existing and future liabilities and obligations of the Issuer’s subsidiaries, and equal in right of payment to all the Issuer’s existing and future unsecured and subordinated indebtedness.

Expected Security Ratings:*	Baa1 / BBB- / BBB+ (Moody’s / S&P / Fitch)

Trade Date:	July 25, 2016

Settlement Date:	July 28, 2016 (T+3)

Maturity Date:	July 28, 2026

Coupon:	3.750% per annum

Treasury Benchmark:	1.625% Notes due May 15, 2026

Treasury Benchmark Yield:	1.573%

Spread to Treasury Benchmark:	222 bps

Re-offer Yield:	3.793%

Price to Public:	99.645% of principal amount

Interest Payment Dates:	Semi-annually in arrears on January 28 and July 28 of each year, commencing on January 28, 2017 to and including the Maturity Date.

Optional Redemption:	The Issuer has the option to redeem the notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date, in whole or in part at any time after June 28, 2026 (which is the date that is one month prior to the maturity date of the notes)

CUSIP/ISIN:	14040H BK0 / US14040HBK05

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. Morgan Stanley & Co. LLC Capital One Securities Inc.

Co-Managers:	Deutsche Bank Securities Inc. Samuel A. Ramirez & Company, Inc. Academy Securities Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capital One Financial Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents filed with the SEC and incorporated by reference in such documents for more complete information about Capital One Financial Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by contacting Citigroup Global Markets Inc., toll-free at 1-800-831-9146, Credit Suisse Securities (USA) LLC, toll-free at 1-800-221-1037, Goldman, Sachs & Co., toll-free at 1-866-471-2526 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.